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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of July, August, September, October and November 2010

Commission File Number 000-17863

CONTINENTAL ENERGY CORPORATION
(Translation of registrant’s name into English)

Suite 220, 1413 South Howard Avenue, Tampa, Florida, 33606, USA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______.

Exhibit

99.1	Annual Report - For Fiscal Year Ended June 30, 2010
99.2	Press Release Dated November 4, 2010
99.3	Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information
99.4	Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluator
99.5	Form 51-101F3 Report of Management and Directors on Oil and Gas Disclosure
99.6	Press Release Dated November 16, 2010
99.7	Notice of Annual General Shareholders Meeting 2010
99.8	Information Circular as at November 12, 2010
99.9	Form of Proxy - Annual and Special Meeting to be held on December 10, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Continental Energy Corporation
(Registrant)

Date	November 26, 2010	By	/s/ Richard L. McAdoo
Richard L. McAdoo
Chairman and Chief Executive Officer

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